Issuer Free Writing Prospectus Filed Pursuant to Rule 433
Registration Statement No. 333-134864

American Express Credit Corporation

$2,000,000,000
7.30% Fixed Rate 5-Year Senior Notes

Terms and Conditions:

Issuer:	American Express Credit Corporation

Issuer Ratings (1) :	Aa3/A+/A+ (Watch Negative / Negative / Stable) (Moody’s / S&P / Fitch)

Security Type:	Medium Term Senior Notes, Series C

Trade Date:	August 15, 2008

Settlement Date:	August 20, 2008 (T+3 days)

Maturity:	August 20, 2013

Par Amount:	US$2,000,000,000

Benchmark Treasury:	US Treasury 3.375% due 7/13

Benchmark Yield:	3.090%

Re-offer Spread vs. Benchmark:	T5 + 425 bps

Re-offer Yield:	7.34%

Semi-Annual Coupon:	7.30%

Public Offering Price:	99.835%

Commission:	0.250%

Net Proceeds:	US$1,991,700,000 (before expenses)

Interest Payment Dates:	Interest on the notes is payable on the 20th of each February and August. If the interest payment date falls on a day that is not a Business Day, interest will be paid on the next succeeding Business Day.

First Interest Payment Date:	February 20, 2009

Day Count:	30 / 360

Redemption:	The notes may not be redeemed prior to maturity.

Listing:	The notes will not be listed on any exchange.

Minimum Denominations/Multiples:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

CUSIP:	0258 M0CY3

Joint Book-Running Managers:	Banc of America Securities LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
UBS Securities LLC
Co-Managers:	BNP Paribas Securities Corp.
Credit Suisse Securities (USA) LLC
Lazard Capital Markets LLC
Mizuho Securities USA Inc.
CastleOak Securities, L.P.
The Williams Capital Group, L.P.

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322 (toll free), Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Deutsche Bank Securities Inc. toll free at 1-866-217-9821, or UBS Securities LLC by calling 1-888-722-9555, ext. 337-1088.